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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2000

                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)

                         [Indicate by check mark whether the registrant files or
            will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F       X                  Form 40-F
                                            ----                            ----

                         [Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes                            No     X
                                    ----                            ----


                         [If "Yes" is marked, indicate below the file number
            assigned to the registrant in connection with Rule 12g3-2(b):
            82-                ]
               ----------------



                                  ------------------

            This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-11306)

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                               DAIMLERCHRYSLER AG

         FORM 6-K:   TABLE OF CONTENTS

         1. Press information of DaimlerChrysler AG, dated September 8, 2000, on the strengthening of the alliance between DaimlerChrysler AG and Mitsubishi Motors Corporation

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                                  DAIMLERCHRYSLER


                                                               Press Information

                                                               September 8, 2000

Contact:
Michael Pfister, DaimlerChrysler                    Phone +49-711-17-93635
Lori McTavish, DaimlerChrysler                      Phone +1-248-512-2666
Karin Funke, DaimlerChrysler                        Phone +49-711-17-95157
Fumio Nishizaki, MMC                                Phone +81-3-5232-7165

DAIMLERCHRYSLER AG AND MITSUBISHI MOTORS CORPORATION
STRENGTHEN ALLIANCE: MAJOR RESTRUCTURING OF MITSUBISHI
MOTORS MANAGEMENT

o    DAIMLERCHRYSLER AG NAMES ROLF ECKRODT AS THE NEW CHIEF OPERATING OFFICER
     (COO) AT MITSUBISHI MOTORS CORPORATION

o    TAKASHI SONOBE WILL SUCCEED KATSUHIKO KAWASOE AS PRESIDENT ON NOVEMBER 1,
     2000

o    PURCHASING PRICE FOR DAIMLERCHRYSLER AG'S 34 % STAKE REDUCED BY 10 %

o    UNLIMITED INCREASE OF DAIMLERCHRYSLER'S EQUITY STAKE AFTER THREE YEARS
     POSSIBLE

TOKYO/STUTTGART - Mitsubishi Motors Corporation and DaimlerChrysler AG held a top management meeting to discuss the next steps in their alliance. After constructive and fruitful discussions Mitsubishi Motors Corporation and DaimlerChrysler AG mutually agreed that DaimlerChrysler AG will increase its influence in Mitsubishi Motors Corporation. Changes have been agreed to the organization and management of Mitsubishi Motors that will ensure the recovery


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of the company`s reputation. This is reflected in the following agreement:

1. The Mitsubishi Motors Corporation Management Board will be enlarged to 11 members, and will include the new position of Chief Operating Officer
    (COO). His responsibilities will include research and development, production/quality, procurement, marketing and sales. Mr. Rolf Eckrodt, 58, currently head of DaimlerChrysler's rail systems subsidiary Adtranz, has been designated to fill this new position, after the transition of Adtranz to Bombardier.

2. President Katsuhiko Kawasoe, 63, will resign as President and Chief Executive Officer to become non-executive board member on November 1, 2000. His successor will be Mr. Takashi Sonobe, 59, who currently serves as Head of International Operations of Mitsubishi Motors Corporation.

3. The purchasing price for DaimlerChrysler AG's 34 % stake in Mitsubishi Motors Corporation will be lowered by 10 % from Yen 450 to Yen 405 per share, reducing the total price from US $ 2.1 billion ([EUR] 2.4 billion) to US $ 1.9 ([EUR] 2.2 billion). The closing is expected in October 2000.

4. DaimlerChrysler AG is entitled to increase its stake in Mitsubishi Motors Corporation after a period of three years without limitation.

5. DaimlerChrysler will allocate additional know-how and management capacity to Mitsubishi Motors Corporation by dispatching highly experienced specialists and managers.

Under this agreement DaimlerChrysler AG will continue not to consolidate Mitsubishi Motors Corporation in its balance sheet.


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Juergen E. Schrempp, Chairman of the Board of DaimlerChrysler AG, said: "This agreement puts our alliance on a strong footing. The appointment of a Chief Operating Officer will greatly enhance the ability of Mitsubishi Motors Corporation to improve its competitive position. Rolf Eckrodt is a highly experienced manager with a great track record - in several different countries and different industries, including the automotive business. I am very confident that with this agreement, the new Board under the leadership of President-designate Takashi Sonobe and Rolf Eckrodt will succeed in strengthening our alliance, enabling Mitsubishi Motors Corporation to regain customer confidence, and improve overall performance."



DaimlerChrysler is one of the world` s leading automotive, transportation and services companies. Its passenger car brands include Mercedes-Benz, Chrysler, Jeep -Registered Trademark- , Dodge and smart. Commercial vehicles are produced under the Mercedes-Benz, Freightliner, Sterling, Thomas Built and Setra brands. The group also offers financial and other services through DaimlerChrysler Services (debis). With 466,900 employees, DaimlerChrysler in 1999 achieved revenues of [EUR] 150.0 billion ($151.0 billion) and was the world's third largest worldwide vehicle manufacturer by revenue after GM and Ford.

INTERNET SITE

Additional information and news from DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DaimlerChrysler AG



                                       By:   /s/  ppa.  Hans-Georg Bruns
                                             ---------------------------------
                                             Name:      Dr. Hans-Georg Bruns
                                             Title:     Vice President
                                                        Chief Accounting Officer

                                       By:   /s/  i.V. Robert Koethner
                                             ---------------------------------
                                             Name:      Robert Koethner
                                             Title:     Director



Date:  September 8, 2000